FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        January, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   January 12, 2005

MIRAMAR MINING CORPORATION Suite 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

January 7, 2005	NEWS RELEASE 05-01	MAE - TSE MNG-AMEX

Miramar Reports Results from Deep Drilling in Madrid Area of the Hope Bay Project
Proceeds from Bluefish Sale Received and Placed in Reclamation Trust for Con Mine

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced the results of its November drill program completed on the Naartok deposit in the Madrid area of the Hope Bay project which was announced October 20, 2004. Miramar also announced the deposit of the proceeds from the sale of the Bluefish power plant into reclamation trusts for the Con Mine.

During November 2004, Miramar planned a four-hole step out drilling program testing for potential to extend the Naartok mineralization in the Madrid area to depth 150-200m beyond previously completed drill holes. Only three holes of this campaign were completed; one hole deviated beyond its tolerance and was abandoned. The other three holes were successfully completed to target depths and all three encountered widespread alteration and mineralization somewhat similar to that encountered at shallower depths, but generally less intense and with lower gold values. It would appear that these drill holes passed the other side of a major structure or perhaps passed into less favourable stratigraphy, resulting in lower grade gold values.

“Overall, the November drill results are disappointing,” said Mr. Walsh. “These holes appear to have crossed some form of geologic boundary that is less favourable for gold mineralization. It is important to keep in mind however, that these results do not take away from the tremendous potential of the Naartok mineralization and the Madrid deposit in general. The successes of 2004, where drilling has doubled or perhaps even tripled the extent of the Naartok mineralization will give us numerous targets to pursue in 2005 as the Naartok mineralization still remains open in a number of directions.

Miramar views the Madrid area, particularly the Naartok zone, as having the potential for a large scale open pit/underground operation. “We believe the Madrid deposit can make a major contribution to the eventual development of Miramar as a significant gold producer,” said Mr. Walsh. “The tremendous potential of the 11km long Madrid trend, which remains open to the north and south, combined with the potential to expand existing deposits, bodes well for continued exploration successes.”

The Madrid deposit is the largest of three major gold deposits that contribute resources at Hope Bay. Resource estimates reported at the end of 2003 contained an indicated resource of 565,000oz of gold at a grade of 4.9g/t and an additional inferred resource of 1,886,000oz of gold also at a grade of 4.9g/t. These estimates exclude the impact of the drilling reported during 2004 that significantly increased the extent of the known mineralization.

Gold values encountered in the November drilling are tabulated below.

Hole-ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

04PMD284	401.4	401.8	0.4	6.0

04PMD285	469.4	470.0	0.6	19.3
And	720.5	721.1	0.6	47.4
And	723.3	724.7	1.4	15.9

04PMD286	471.0	484.0	13.0	1.7
And	508.0	509.0	1.0	7.5

Bluefish Sale

Miramar also announced that it’s wholly owned subsidiary, Miramar Con Mine Ltd., has received the C$10 million proceeds from the sale of the Bluefish hydroelectric generating plant near Yellowknife

As announced April 7, 2003, the Bluefish hydroelectric power plant outside Yellowknife was sold to Northwest Territories Power Corporation (the “Power Corporation”) for consideration that included a cash amount of $10 million payable on December 31, 2004. The $10 million was received December 31, 2004 and placed in reclamation security trusts set up to fund the abandonment and restoration of the Con Mine site, which satisfies the security deposit obligations of Miramar Con Mine Ltd. under its water licence for the Con Mine renewed effective July 30, 2000.

“The receipt of proceeds for the sale of the Bluefish hydroelectric power plant provides that funds are set aside towards the abandonment and reclamation of the Con Mine site,” said Tony Walsh, Miramar’s President & CEO.

Miramar Con Ltd., as required by the Water Licence issued under the Northwest Territories Waters Act, had provided a letter of credit for $1.5 million as security for site reclamation. Upon deposit of the $10 million Bluefish proceeds into the reclamation security trusts on December 31, 2004, DIAND has released Miramar Con Mine Ltd. from its obligation to maintain a letter of credit under the water licence.

Permitting

On December 14, 2004 Miramar announced that the Minister of the Indian and Northern Affairs Canada (INAC, formerly DIAND) had accepted the report of the Nunavut Impact Review Board (NIRB) issued in August, 2004, recommending that the Doris North project should not proceed on the basis of the current application. NIRB’s report to the Minister identified five areas where additional information was required.

Miramar is nearing completion of the work required to address the issues of concern to NIRB and anticipates making a new application to NIRB for approval of the Doris North Project within the next few weeks.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls two of the largest undeveloped gold deposits in Canada: the Hope Bay and Back River projects in Nunavut. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. At Back River, Miramar has an option to earn a 60% interest in a property package that encompasses the George and Goose Lake gold deposits.

Miramar’s goal is to build an intermediate gold production profile through the sequential development of its Arctic assets. Miramar believes its objective of intermediate producer status can be achieved through the development of the high grade Doris North deposit to generate cash flow to pay for the mining infrastructure and fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at Boston. Miramar’s goal is to have Doris North as the infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas. In parallel with these development activities, Miramar plans to expand resources on the belt through the expansion of the known deposits and discoveries of new ones.

Any options for extending and expanding the life of the Doris North operation would be subject to the successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay and Back River projects and the expected results of this work and statements regarding the plan to place the proceeds from the sale of Bluefish into a reclamation security trust upon receipt from Power Corporation and the sufficiency of funds to complete the abandonment and reclamation of the Con Mine site are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the possibility that actual costs of abandonment and reclamation could exceed current estimates and exceed the amount of funds set aside in the reclamation security trust, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com